# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Light & Wonder, Inc., CIK 0000750004
CUSIP: 80874P109
Title of class of securities: Common Stock, $0.001
Address of issuer's principal executive offices: 6601 Bermuda Road, Las Vegas, Nevada (NV), 89119
Date of event which requires filing of this statement: 11/05/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-006307
Filed by CIK 0001339161

## Reporting persons
- Fine Capital Partners, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,245,687; sole dispositive power 0; shared dispositive power 8,245,687; aggregate amount beneficially owned 8,245,687 (10.1% of the class)
- Fine Capital Advisors, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,245,687; sole dispositive power 0; shared dispositive power 8,245,687; aggregate amount beneficially owned 8,245,687 (10.1% of the class)
- Adom Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,327,639; sole dispositive power 0; shared dispositive power 5,327,639; aggregate amount beneficially owned 5,327,639 (6.5% of the class)
- Debra Fine: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,000; shared voting power 8,245,687; sole dispositive power 13,000; shared dispositive power 8,245,687; aggregate amount beneficially owned 8,258,687 (10.1% of the class)

## Item 1. Issuer
Name of issuer: Light & Wonder, Inc.
Address of issuer's principal executive offices: 6601 Bermuda Road, Las Vegas, NV 89119, United States of America

## Item 2. Person Filing
Name of person filing:
Fine Capital Partners, L.P.
Fine Capital Advisors, LLC
Adom Partners, L.P.
Debra Fine
Address of principal business office or, if none, residence:
Fine Capital Partners, L.P.
3 Columbus Circle, 15th Floor
New York, New York 10019

Fine Capital Advisors, LLC
3 Columbus Circle, 15th Floor
New York, New York 10019

Adom Partners, L.P.
3 Columbus Circle, 15th Floor
New York, New York 10019

Debra Fine
3 Columbus Circle, 15th Floor
New York, New York 10019
Citizenship:
Fine Capital Partners, L.P. - Delaware
Fine Capital Advisors, LLC - Delaware
Adom Partners, L.P. - Delaware
Debra Fine - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Fine Capital Partners, L.P. - 8,245,687
Fine Capital Advisors, LLC - 8,245,687
Adom Partners, L.P. - 5,327,639
Debra Fine - 8,258,687
Percent of class:
Fine Capital Partners, L.P. - 10.1%
Fine Capital Advisors, LLC - 10.1%
Adom Partners, L.P. - 6.5%
Debra Fine - 10.1%
Sole power to vote or to direct the vote:
Fine Capital Partners, L.P. - 0
Fine Capital Advisors, LLC - 0
Adom Partners, L.P. - 0
Debra Fine - 13,000
Shared power to vote or to direct the vote:
Fine Capital Partners, L.P. - 8,245,687
Fine Capital Advisors, LLC - 8,245,687
Adom Partners, L.P. - 5,327,639
Debra Fine - 8,245,687
Sole power to dispose or to direct the disposition:
Fine Capital Partners, L.P. - 0
Fine Capital Advisors, LLC - 0
Adom Partners, L.P. - 0
Debra Fine - 13,000
Shared power to dispose or to direct the disposition:
Fine Capital Partners, L.P. - 8,245,687
Fine Capital Advisors, LLC - 8,245,687
Adom Partners, L.P. - 5,327,639
Debra Fine - 8,245,687

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other than the securities for which Debra Fine has sole voting and dispositive power, all of the securities reported in this Schedule 13G Amendment No. 13 are directly owned by advisory clients of Fine Capital Partners, L.P. None of those advisory clients, other than Adom Partners, L.P., may be deemed to beneficially own more than 5% of the Common Stock, $0.001.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Fine Capital Partners, L.P. is the relevant entity for which each of Fine Capital Advisors, LLC and Debra Fine may be considered a control person.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Fine Capital Partners, L.P.: By: Fine Capital Advisors, LLC, its general partner, By: /s/ Debra Fine, Debra Fine/Manager (11/07/2025)
- Fine Capital Advisors, LLC: /s/ Debra Fine, Debra Fine/Manager (11/07/2025)
- Adom Partners, L.P.: /s/ Debra Fine, Debra Fine/Principal of the General Partner (11/07/2025)
- Debra Fine: /s/ Debra Fine, Debra Fine (11/07/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.